            Filing under Rule 425
            ---------------------

            Filer: Burlington Northern Santa Fe Corporation
            Companies that are the subject of the filing:
                    Canadian National Railway Company
                    North American Railways, Inc.
            Registration Statement No. 333-94397


        [LOGO OF CANADIAN NATIONAL]                 [LOGO OF BURLINGTON
                                                     NORTHERN SANTA FE]

                        Our guarantee to rail shippers
================================================================================

Over the past six weeks, we have been talking with customers about the proposed combination of our two railroads. Customers have been telling us that they do not want service problems or loss of route options such as those that followed the UP-SP merger and the breakup of Conrail.

The CN-BNSF combination is unlike previous mergers or breakups. We are confident we will deliver for you. The CN-BNSF combination will set a new standard for service and competition in the railroad industry. We're doing more than asking you to trust us.

                                We guarantee it

Guaranteed Service Levels - We will guarantee your service levels will be the
=========================
same or better. If our performance doesn't measure up, we will make it right in a way that's right for you.

Guaranteed Route Options - Existing gateways will remain open. Today's routes
========================
will remain available to you. A service alternative for the very few two-to-one shippers will be assured.

You've probably heard from the other railroads. Don't be fooled by their claims. They don't like the CN-BNSF combination because it means better service for you and more competition for them.

We believe our prior mergers have worked for our customers, and this combination will too. Learn the facts. You'll like what you hear. And you'll want the benefits as soon as possible.

Your CN or BNSF Account or Market Manager will be talking to you about these guarantee programs and what our combination means for you.

                            It's all about service


       /s/ JAMES M. FOOTE                         /s/ CHARLES L. SCHULTZ
  -----------------------------              -------------------------------
        James M. Foote                             Charles L. Schultz
        Senior Vice President                      Executive Vice President
        Sales and Marketing                        Chief Marketing Officer
        Canadian National                          Burlington Northern Santa Fe

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Investors are urged to read the joint proxy statement/circular/prospectus related to the CN/BNSF combination that was filed with the United States Securities and Exchange Commission (SEC) on Form F-4, together with any amendments to it, as it contains important information. Investors can obtain this and any other documents filed with the SEC without charge at the Internet web site of the SEC (www.sec.gov). Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of The Combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.